Filed by: Bergen Brunswig Corporation. This
                                   Communication is filed pursuant to Rule 425
                                   under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: Bergen Brunswig Corporation
                                   Commission File Number: 1-5110


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

Bergen/AmeriSource Merger Update
March 30, 2001

A message from Chuck Carpenter, President & CEO

By now, the big news and excitement of a $7 billion dollar merger is out. As the dust settles, I am sure most of you are wondering what does this mean for me and for PharMerica? How does this affect my universe? Is this a good thing for me, my family, or my coworkers? Today, I wish to give you my personal assurances and observations that Monday's historic announcement is a very positive event in our corporate history.

Independently, Bergen Brunswig and AmeriSource are each competitive and valuable in the marketplace, but together they will have far greater and more immediate opportunities to grow and create value for all stakeholders. In the distribution business, the largest companies are the best positioned. Forming a $35 billion company that will become the nation's largest drug wholesale corporation gives us accelerated possibilities to continue implementing our strategic plans to grow and improve our business.

In evaluating the opportunity to merge with AmeriSource, we worked to identify synergies between our two corporations. Most of the synergies lie within the drug distribution segments and headquarters of each company. As PharMerica does not compete with AmeriSource in either of those areas, we are not anticipating or planning any consolidation changes in our business. However, the merger does create some significant opportunities for PharMerica. Let me describe a few:

     1) The merger will enhance our ability to obtain lower cost financing to grow our business. AmeriSource-Bergen Corporation will have considerable increased financial strength, which should benefit shareholders, customers and manufacturers, as well as our associates. A company with a stronger balance sheet, more favorable borrowing rates, and a stronger negotiating position with suppliers will, in the long term, benefit all associates.

     2) AmeriSource has a state-of-the-art packaging facility that can repackage or prepackage many of the products we dispense. We have been pursuing this type of business relationship for the last several years. Now, with AmeriSource, we will be able to develop a new product line with a twofold purpose: To bring efficiencies and improved quality to PharMerica, and to create a product line of potential interest to other customers.

     3) The combined company will have close to 13,000 associates working in many different capacities, businesses and locations. This should provide opportunity and job flexibility for all associates to grow in their careers and seek additional work experience and responsibility.

     4) The increased size of the new organization will provide additional leverage when buying products, services and equipment. This increased leverage should improve our profitability as well as our ability to compete effectively in today's health care environment.

During the many investor and media meetings that took place Monday, March 19, the CEOs of Bergen and AmeriSource fielded a number of questions with regards to PharMerica. Their responses were very positive as they expressed their support of our business and recognized the tremendous improvement you have helped to produce over the last year. I can assure you that the senior management of both companies is committed to the success and satisfaction of all of our associates. I might also add that at the end of March, we will be halfway through our fiscal year 2001 and we are on target to accomplish our financial and operational goals.

We do not expect final approval of the merger until the summer of 2001. It is, therefore, of utmost importance that we stay focused both now and once the deal is completed. Bergen CEO Bob Martini described it as "keeping our eye on the ball and meeting our commitments." Meeting those commitments is the best way I know to ensure that AmeriSource-Bergen Corporation will recognize PharMerica as a unique and valuable entity deserving increased investment and support in the exciting times ahead.

Together we will make that happen!

Best regards,

Chuck Carpenter
President
PharMerica